SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. )*

MILLICOM INTERNATIONAL CELLULAR S.A.
(Name of Issuer)

Common Shares (Title of Class of Securities)

L6388F110 (CUSIP Number)

Denis Klimentchenko Skadden, Arps, Slate, Meagher & Flom (UK) LLP 22 Bishopsgate London, EC2N 4BQ Tel: +44(0)20 7519 7289
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 24, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: L6388F110

1	NAMES OF REPORTING PERSONS Atlas Luxco S.à r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, BK
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 34,173,526(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 34,173,526(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,173,526(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1) Reflects 34,173,526 Swedish Depositary Receipts (“SDRs”) owned by Atlas Luxco S.à r.l. (“Atlas”), which may be exchanged for Issuer common shares, par value $1.50 per share (“Common Shares”), on a one-for-one basis. Atlas Investissement, as the sole owner of Atlas, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas. NJJ Holding, as the sole owner of Atlas Investissement, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas and Atlas Investissement. Xavier Niel, as the sole owner of NJJ Holding, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas, Atlas Investissement and NJJ Holding.

2

CUSIP No.: L6388F110

1	NAMES OF REPORTING PERSONS Atlas Investissement
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 34,173,526(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 34,173,526(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,173,526(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1) Reflects 34,173,526 SDRs owned by Atlas, which may be exchanged for Common Shares on a one-for-one basis. Atlas Investissement, as the sole owner of Atlas, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas. NJJ Holding, as the sole owner of Atlas Investissement, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas and Atlas Investissement. Xavier Niel, as the sole owner of NJJ Holding, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas, Atlas Investissement and NJJ Holding.

3

CUSIP No.: L6388F110

1	NAMES OF REPORTING PERSONS NJJ Holding
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 34,173,526(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 34,173,526(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,173,526(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1) Reflects 34,173,526 SDRs owned by Atlas, which may be exchanged for Common Shares on a one-for-one basis. Atlas Investissement, as the sole owner of Atlas, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas. NJJ Holding, as the sole owner of Atlas Investissement, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas and Atlas Investissement. Xavier Niel, as the sole owner of NJJ Holding, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas, Atlas Investissement and NJJ Holding.

4

CUSIP No.: L6388F110

1	NAMES OF REPORTING PERSONS Xavier Niel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 34,173,526(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 34,173,526(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,173,526(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) Reflects 34,173,526 SDRs owned by Atlas, which may be exchanged for Common Shares on a one-for-one basis. Atlas Investissement, as the sole owner of Atlas, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas. NJJ Holding, as the sole owner of Atlas Investissement, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas and Atlas Investissement. Xavier Niel, as the sole owner of NJJ Holding, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas, Atlas Investissement and NJJ Holding.

5

Explanatory Note

The Reporting Persons (as defined below) previously reported their beneficial ownership over securities of the Issuer (as defined below) on a Schedule 13G pursuant to Rule 13d-1(c) under the Securities Exchange Act of 1934, as amended.  The Reporting Persons are filing this Schedule 13D after acquiring more than 20% of the outstanding Common Shares (as defined below).

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the Common Shares, par value $1.50 per share (the “Common Shares”), of Millicom International Cellular S.A., a Luxembourg company (the “Issuer”). The address of the principal executive offices of the Issuer is 2, Rue du Fort Bourbon, L-1249 Luxembourg, Grand Duchy of Luxembourg.

Item 2. Identity and Background.

(a), (f) This Schedule 13D is being filed by (i) Atlas Luxco S.à r.l. (“Atlas”), a company organized in Luxembourg, (ii) Atlas Investissement, a company organized in France, (iii) NJJ Holding, a company organized in France, and (iv) Xavier Niel, a citizen of France (collectively, the “Reporting Persons”).

Atlas directly holds the securities reported herein. Atlas Investissement, as the sole owner of Atlas, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas. NJJ Holding, as the sole owner of Atlas Investissement, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas and Atlas Investissement. Mr. Niel, as the sole owner of NJJ Holding, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas, Atlas Investissement and NJJ Holding.

Set forth on Annex A attached hereto is a listing of the directors and executive officers of each of the Reporting Persons (collectively, the “Covered Persons”), and certain other information, including the business address and present principal occupation or employment/role of each of the Covered Persons, and is incorporated herein by reference.

(b) The principal business address of Atlas is 53 boulevard Royal, L-2449 Grand-Duchy of Luxembourg. The principal business address of the other Reporting Persons is 16 rue de la Ville l’Evêque 75008 Paris, France.

(c) The principal occupation of Atlas is to invest in securities of the Issuer. The principal occupation of Atlas Investissement is to invest in securities. The principal business of NJJ Holding is to serve as a holding company. Mr. Niel is the sole owner of NJJ Holding and is a business executive.

(d) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the Covered Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the Covered Persons, has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

6

Item 3. Source and Amount of Funds or Other Consideration.

On February 14, 2023, Atlas acquired 33,438,076 Swedish Depositary Receipts (“SDRs”), which may be exchanged for Common Shares on a one-for-one basis, from Atlas Investissement at a price of 210 SEK per SDR (the “Acquisition”). On February 20, 2023, Atlas entered into term loan agreement (without margining calls) with a syndicate of lenders for an amount of up to EUR 450,000,000 (the “Loan Agreement”). Atlas financed part of the Acquisition purchase price by drawing under the Loan Agreement and part of the Acquisition purchase price through a loan from Atlas Investissement. Atlas also purchased 735,450 additional SDRs on February 24, 2023. The acquisition purchase price was financed through indebtedness towards affiliated entities.

The SDRs that were the subject-matter of the Acquisition were initially financed by Atlas Investissement by a combination of third-party financial indebtedness that has since been repaid and funds provided by affiliated entities.

Item 4. Purpose of Transaction.

The information set forth in Items 3 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

The Reporting Persons initially acquired the SDRs for investment purposes. The Reporting Persons intend to continue to review their investment in the Issuer on an ongoing basis and, in the course of their review, may take actions (including through their affiliates) with respect to their investment or the Issuer, including communicating with the board of directors of the Issuer (the “Board”), members of management or other securityholders of the Issuer, or other third parties, including potential acquirers, from time to time, taking steps to implement a course of action, including, without limitation, engaging advisors, including legal, financial, regulatory, technical, industry and/or other advisors, to assist in any review, and evaluating strategic alternatives as they may become available. Such discussions and other actions may relate to various alternative courses of action, including, without limitation, those related to an extraordinary corporate transaction (including a merger, demerger, reorganization or liquidation) involving the Issuer or any of its subsidiaries, including any public offer for all or part of the Issuer’s securities; business combinations involving the Issuer or any of its subsidiaries, a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; material asset purchases, contributions or similar transactions; the formation of joint ventures with the Issuer or any of its subsidiaries or the entry into other material projects; changes in the present business, operations, strategy, future plans or prospects of the Issuer, financial or governance matters; changes to the Board (including board composition) or management of the Issuer; acting as a participant in debt financings of the Issuer or any of its subsidiaries, changes to the capitalization, ownership structure, dividend policy, business or corporate structure or governance documents of the Issuer; de-listing or de-registration of the Issuer’s securities, or any action similar to those enumerated above. Such discussions and actions may be preliminary and exploratory in nature, and not rise to the level of a plan or proposal.

Additionally, the Reporting Persons may from time to time increase or decrease their investment in the Issuer depending upon the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Person, general stock market and economic conditions, tax considerations and other factors.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or may result in, any of the matters listed in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, as part of their ongoing evaluation of this investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan or proposal with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board, other stockholders of the Issuer or other third parties regarding such matters.

Item 5. Interest in Securities of the Issuer.

(a) and (b) The percentage of beneficial ownership in this Schedule 13D assumes 170,867,213 Common Shares outstanding as of June 30, 2022 (excluding shares held in treasury).

7

The aggregate number and percentage of Common Shares beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

As of the date hereof, Atlas owns 34,173,526 SDRs, which may be exchanged for Common Shares on a one-for-one basis.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person (other than Atlas to the extent it directly holds the securities reported herein) is the beneficial owner of the Common Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose and each of the Reporting Persons expressly disclaims beneficial ownership of such shares.

(c)            Except as described in this Schedule 13D or Annex B attached hereto, the Reporting Persons have not effected any transactions in Common Shares during the past 60 days.

(d)            To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates, or shareholders of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares reported herein.

(e)            Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Item 4 of this Schedule 13D is incorporated herein by reference.

Atlas entered into a Loan Agreement pursuant to which Atlas agreed, amongst other things, to pledge all the SDRs held from time to time by Atlas as well as any related dividends and other distributions as collateral to secure its obligations under the Loan Agreement. Further information is available in the document that is filed as an exhibit hereto and incorporated by reference herein.

Item 7. Material to be filed as Exhibits.

1	Joint Filing Agreement

2	Loan Agreement

8

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: February 24, 2023

ATLAS LUXCO S.À R.L.

By:	/s/ Anthony Maarek
Name:	Anthony Maarek
Title:	Manager

By:	/s/ Tigran Khachatryan
Name:	Tigran Khachatryan
Title:	Manager

ATLAS INVESTISSEMENT

By:	/s/ Xavier Niel
Name:	Xavier Niel
Title:	Président of NJJ Holding itself président of Atlas Investissement

NJJ HOLDING

By:	/s/ Xavier Niel
Name:	Xavier Niel
Title:	Président

XAVIER NIEL

By:	/s/ Xavier Niel

[Millicom International Cellular S.A. – Schedule 13D]